On June 18, 2010, First Trust DB Strategic Value
Index Fund (NYSE Arca: FDV) (the Fund), an exchange-traded index fund and a series of First
Trust Exchange-Traded Fund (the Trust), announced that effective following the close of trading on June 18, 2010, the name of the Fund is changing to First Trust Strategic Value Index Fund and the new index for the Fund is Credit Suisse U.S. Value
Index, Powered by HOLT (the New Index).
The Fund previously announced the approval by the Board of Trustees of the Trust (the Board) of the New Index to follow the termination of the license agreement for the Funds use of the previous index, the Deutsche Bank CROCI US+ IndexTM. The Board also approved corresponding changes to the Funds following non-fundamental investment policies, which may be changed by the Board without shareholder approval upon 60 days prior written notice to shareholders. Effective following the close of trading on June 18, 2010, the Funds investment objective is to seek investment results that correspond generally to the price and yield
(before fees and expenses) of an equity index called the Credit Suisse U.S. Value Index, Powered by HOLT. Additionally, the Fund will normally invest at least 90% of its net assets in common stocks that comprise the New Index.
The New Index is developed, maintained and sponsored by Credit Suisse Securities (USA) LLC and Credit Suisse Group AG (collectively, the
Index Provider).  In constructing the Index, the
Index Provider utilizes HOLT, a proprietary methodology that offers unique insights into corporate performance and valuation. The HOLT methodology aims to convert accounting data into cash, as measured by Cash Flow Return on Investment
(CFROI), to closely reflect a company's true economic performance and enable comparisons across sectors and regions and over time. The New Index is calculated and maintained by Standard & Poors
Financial Services LLC, a subsidiary of The
McGraw-Hill Companies. Further information regarding the composition and compilation methodology of the New Index is available at the Funds website at www.ftportfolios.com.